SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of: November 2006

Given Imaging Ltd.

(Exact name of registrant as specified in charter)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	__	No	X

EXPLANATORY NOTE

On November 1, 2006, Given Imaging Ltd. (the “Company”) issued a press release announcing third quarter and nine month results for the period ended September 30, 2006. Copies of the press release and the Company’s unaudited interim consolidated financial statements for the period ended September 30, 2006 are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.

Date:	November 2, 2006	By: /s/ Ido Warshavski
		Name:	Ido Warshavski
		Title:	General Counsel & Corporate
Secretary

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated November 1, 2006, announcing third quarter and nine month results for the period ended September 30, 2006

99.2	Unaudited interim consolidated financial statements of Given Imaging Ltd. for the period ended September 30, 2006